


05006636

Westgate
London
W5 1UA

Tel+44 208 967 2230
Fax+44 208 967 1446
Sofia.Bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

March 10th 2005


SUPPL
SEC MAIL RECEIVED PROCESSING
MAR 14 2005
WASH. DC 179 SECTION

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

- Taylor Nelson Sofres plc – Announcement – 7 March 2005
- Taylor Nelson Sofres plc – Appointment of new director
-

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Sofia Bernsand

Enc.

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

dlw 3/22

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050310_Securities & Exchange Commission_31Dec04Highlights.doc

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA

TNS House
Westgate
London
W5 1UA

Tel+44 208 967 2230
Fax+44 208 967 1446
Sofia.Bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

March 10th 2005

SEC MAIL PROCESSING
RECEIVED
MAR 14 2005
WASH. DC. SECTION
179

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

- Taylor Nelson Sofres plc – Announcement – 7 March 2005
- Taylor Nelson Sofres plc – Appointment of new director
-

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Sofia Bernsand

Enc.

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050310_Securities & Exchange Commission_31Dec04Highlights.doc

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:19 Mon, Mar 7 2005 UK Time

Help | London Stock Exchange Home

View Announcement

status list 

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Board Changes		14:18 7 Mar 05		

Full Announcement Text

For immediate release **7 March 2005**

Taylor Nelson Sofres plc

Dr Stephan Buck and Dr Neil Cross will both be retiring as non-executive directors from the Board of Taylor Nelson Sofres plc at the annual general meeting of the Company to be held on 11 May 2005 and neither will be standing for re-election.

For further information, please contact:

Ian Portal, Group Company Secretary +44 (0)20 8967 2196

Email to: ian.portal@tns-global.com

END

---

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

10 March 2005

Dear Sir/Madam

Taylor Nelson Sofres plc
Registered No. 00912624
Appointment of Director

Please find enclosed a Form 288a in respect of the appointment of Ms Alice Perkins as a Director for the above mentioned company.

Please acknowledge safe receipt and filing by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant

Encls.

x:\users\companysecretarial 050101\companies house\040121_form 288a.doc

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year
Date of appointment	02	03	2005
†Date of Birth	24	05	1949

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title ~~Mrs~~ MS *Honours etc CB

Forename(s) Alice

Surname Perkins

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 46 HANOVER GARDENS

Post town ~~[illegible]~~ LONDON Postcode SE11 5TN

County / Region Country UK

†Nationality British †Business occupation CIVIL SERVANT

†Other directorships (additional space overleaf) —

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 9/3/2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 10/3/05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**